Room 4561

	September 22, 2005

Mr. Bradley C. Almond
Chief Financial Officer
Zix Corporation
2711 North Haskell Avenue
Suite 2200, LB 36
Dallas, Texas 75204-2960

Re:	Zix Corporation
	Registration Statement on Form S-3 filed September 8, 2005
	File No. 333-128186

	Form 10-K for the year ended December 31, 2004
	Form 8-K filed August 9, 2005, as amended
	Schedule 14A filed September 8, 2005
	File No. 0-17995

Dear Mr. Almond:

      This is to advise you that we have limited our review of the above filings to the matters addressed in the comments below. No further review of the filings has been or will be made. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

General

1. NASD Marketplace Rule 4350(i) requires prior shareholder approval of "the sale, issuance or potential issuance by the issuer of common stock (or securities convertible into or exercisable for common stock)...which...equals 20% or more of common stock or 20% or more of the voting power outstanding before the issuance" (emphasis added).
We note your disclosure that you issued, pursuant to the private placement on August 9, 2005, 6,302,318 shares of common stock and warrants to purchase an additional 2,079,767 shares of common stock.
We also note your disclosure that you had 32,573,744 shares of common stock outstanding prior to this issuance. Accordingly, it appears that, without prior shareholder approval, you already have sold and issued common stock or securities exercisable for common stock equaling approximately 25.7% of your common stock outstanding before the issuance. Please provide us an analysis of how you have complied with NASD Marketplace Rule 4350(i). If you conclude that you have failed to comply with this rule, please tell us the consequence of such failure to comply and consider providing appropriate disclosure in each of your registration statements and your proxy statement originally filed September 8, 2005.

Registration Statement on Form S-3 filed September 8, 2005

Selling Shareholders

2. Please refer to Interpretation 3S of the Securities Act Sections portion of the March 1999 supplement to our Manual of Publicly Available Telephone Interpretations, which sets forth our views with respect to registration of shares prior to their issuance. It appears that for registration of shares prior to their issuance to be appropriate, the registrant must complete the offer and sale of the securities before the filing of the resale registration statement. This means that after the registration statement has been filed, investors cannot make further investment decisions, they must be irrevocably bound and there can be no conditions to closing that are within an investor`s control or that an investor can cause not to be satisfied. We note that certain selling shareholders such as George
W. Haywood and Antonio R. Sanchez, Jr. held shares prior to your private placement on August 9, 2005. As a result and notwithstanding their agreement to not vote the shares they received in the private placement with respect to obtaining shareholder approval for issuance of the excess securities, it appears that such selling shareholders retain an investment decision in their ability to influence the outcome of the shareholder approval for the excess securities by way of their vote on their shares held prior to the private placement. If you disagree with our view, please provide us with a detailed analysis demonstrating the validity of the PIPE transaction and addressing our concerns. Otherwise, it appears that the resale of shares of common stock related to your private placement on August 9,
2005 constitutes a primary offering and the selling shareholders should be identified as underwriters. A primary offering also raises
Form S-3 eligibility considerations.

3. Please disclose the natural persons who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling shareholders that are non-reporting entities.
We note that certain selling shareholders, such as Alpha Capital, Amulet Limited, Heartland Value Plus Fund and Sapphire Capital Partners, do not have such required disclosure. Please see Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations.

4. Please confirm that all selling shareholders that are registered broker-dealers have been disclosed as such. With respect to each selling shareholder that is a registered broker-dealer, please identify such registered broker-dealer as an underwriter in your disclosure, unless the shares were acquired as transaction-based compensation for investment-banking services. Provide a description of the investment-banking services and the manner in which the compensation for the services was computed, as applicable. We note your disclosure on page 11 of your filing with respect to C.E. Unterberg, Towbin LLC. Please revise such disclosure to address this comment.

5. Please confirm that all selling shareholders that are affiliates of registered broker-dealers have been disclosed as such. We note that JMG Capital Partners and JMG Triton Offshore Fund may be affiliates of registered broker-dealers. With respect to each selling shareholder that is an affiliate of a registered broker-dealer, please expand the prospectus disclosure to indicate whether such selling shareholder acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition such selling shareholder had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Opinion Of Ronald A. Woessner, Esq.

6. We note counsel`s opinion with respect to the validity of certain shares that are potentially issuable being contingent upon the shareholder approval and the exercise of warrants. It appears to be the case, however, that the validity of (1) 4,201,544 of such shares are contingent solely upon the receipt of shareholder approval and
(2) 2,079,767 of such shares are contingent solely upon the exercise of warrants already issued. Please revise as appropriate.

Form 10-K for the year ended December 31, 2004

7. Your disclosure suggests that your disclosure controls and procedures are effective, but only to the extent of "ensur[ing] that material information relating to [you], including [your] consolidated subsidiaries, was made known to [your officers] by others within those entities, particularly during the period in which [the Form 10-
K] was being prepared." This text does not address whether your disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, is effective. Please tell us whether your disclosure controls and procedures were effective as of December 31,
2004.

Form 8-K filed August 9, 2005, as amended

8. We note your filing of the securities purchase agreement as exhibit 4.1 to your Form 8-K/A filed August 10, 2005 and that you have redacted certain information from the Schedule A to such agreement. Please note that Rule 24b-2 under the Exchange Act provides "the exclusive means of requesting confidential treatment of information required to be filed under the [Exchange] Act." As a result, your redaction of information is inappropriate. Please file the Schedule A unredacted or, otherwise, please submit a confidential treatment request pursuant to Rule 24b-2 in order to seek relief from the disclosure requirements of the Exchange Act. We further note that certain attachments to the securities purchase agreement and escrow agreement have not been filed. Please file all attachments to the agreements.

Schedule 14A filed September 8, 2005

Questions and Answers

Q: What proposal are shareholders being asked to consider..., page
1

9. In your disclosure of the proceeds from the private placement here and elsewhere in the proxy statement, you provide the gross proceeds as well as the proceeds net of transaction fees and expenses.
Please
provide additional disclosure as to what constitutes such transaction fees and expenses.

Security Ownership of Certain Beneficial Owners and Management,
page
11

10. We note differences in the security ownership disclosed in this table and the selling shareholders table to your Form S-3 filed September 8, 2005. Please confirm that such differences are solely attributable to the exclusion of the excess shares and the firm and excess warrants from the calculations for the table in your proxy statement. If not, please advise us of the reason(s) for the differences or, otherwise, reconcile such differences.

Proposal: Approval of Issuance of Excess Securities

Terms of the Private Placement, page 15

11. We note that you have included a form of the securities purchase agreement as Annex A to the proxy statement. Please advise us why a form of the agreement was provided as Annex A as opposed to the executed agreement. Please also note that an executed escrow agreement was filed as an exhibit to your Form 8-K filed August 9, 2005 and not a form of as disclosed in your proxy statement.

12. With respect to your discussion of the liquidated damages due the investors upon the lapse of effectiveness of the subject registration statement for a period in excess of 15 days, you state that the liquidated damages is calculated on the aggregate purchase price paid by the investors. It appears, however, that Section 5(b)(ii) of the securities purchase agreement provides that the aggregate purchase price of the purchased securities still held by the investors will be used to calculate the liquidated damages. Please revise as appropriate.

Interests of Certain Persons in the Issuance of the Excess
Securities

13. The shares disclosed as beneficially owned by Antonio R.
Sanchez
III and Richard D. Spurr differ from that disclosed in the selling shareholders table to your Form S-3 filed September 8, 2005 and appear to be missing certain calculations. Please reconcile.


*              *              *              *


      As appropriate, please amend your filings and respond to the comments pertaining to your filings under the Exchange Act within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Act and Exchange Act, as applicable, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange
Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Daniel Lee at (202) 551-3477, or Anne
Nguyen,
Special Counsel, at (202) 551-3611, with any questions. If you need further assistance, you may contact me at (202) 551-3462 or Barbara
C. Jacobs, Assistant Director at (202) 551-3730.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal

cc:	Via Facsimile
	Tanya Foreman
	Zix Corporation
	Telephone: (214) 370-2223
	Facsimile:  (214) 515-7385